UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number:  001-40858

XORTX THERAPEUTICS INC.

(Translation of registrant’s name into English)

3710 – 33rd Street NW

Calgary, Alberta T2L 2M1

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒   Form 20-F                      ☐   Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.2, 99.3, 99.4 and 99.5 to this report on Form 6-K are hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-3 of XORTX Therapeutics Inc. (File No. 333-269429), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XORTX Therapeutics Inc.
(Registrant)

Date: October 22, 2025	By:	/s/ Allen Davidoff
Name: Allen Davidoff
Title: President and Chief Executive Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Press Release of the Registrant, dated October 21, 2025
99.2	Placement Agency Agreement between D. Boral Capital LLC and XORTX Therapeutics Inc., dated October 21, 2025
99.3	Form of Securities Purchase Agreement, between XORTX Therapeutics Inc. and Purchaser, dated October 21, 2025
99.4	Form of Lock-Up Agreement
99.5	Form of Pre-Funded Common Share Purchase Warrant